January 26, 2009

Securities and Exchange Commission
Attn:  Erin E. Martin                                                                                     Via Fax to # 202-772-9209
Mail Stop 4561
100 F Street, N. E.
Washington, D.C. 20549

RE:      Nexia Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed January 8, 2009
SEC Filing Number:  33-22128-D

Dear Ms. Martin:

The following language will be added to the Definitive 14C proposed to be filed by Nexia Holdings, Inc.  I believe that it address the issues raised by your letter of January 23, 2009.  The additional language appears below and the revised 14C is also attached for your review.

On Page four:

GRANT AUTHORITY TO THE BOARD OF DIRECTORS TO MOVE THE CORPORATIONS’ STATE OF REGISTRY FROM NEVADA TO UTAH AND INCREASE THE AUTHORIZED NUMBER OF COMMON SHARES TO 100 BILLION.

On Page four:

Nexia currently has shares of its’ Series A and Series C Preferred shares issued that may be converted into shares of common stock.  In addition, Nexia is attempting to complete an S-1 Registration statement for an equity line of credit to fund its operations.  In the event that a significant number of preferred shareholders wish to convert their preferred shares into shares of common stock, based upon the current market price of Nexia's common of $.0001 to $.0002, the current available authorized but unissued shares of common stock are insufficient to satisfy the potential conversions of preferred shares.

Likewise, in the event Nexia's S-1 Registration Statement is declared effective, their are currently insufficient shares of common stock to satisfy a draw down on the equity line of credit of up to $10M under the contract.  Nexia’s only other option would be to effect a recapitalization of its shares of common stock under a reverse split.  The company has effected three such splits in the past only to have the market price of its shares decline to the same levels at which it trades today.  Consequently, the board of directors feels it is in the best interest of the Company and its shareholders to increase its authorized shares of common stock to a level that may satisfy potential preferred share conversions, its equity line of credit for up to $10M pursuant to its S-1 Registration Statement and other permissible issuances under applicable exemptions to finance Nexia's continued operations.

Added to Q & A on page 7

Q.  WHAT IS THE BASIS FOR SEEKING TO INCREASE THE AUTHORIZED NUMBER OF COMMON SHARES FROM 5 BILLION TO 100 BILLION?

A.  The Board has determined that if the current number of preferred shares presently issued were to be converted at current market prices there would not be sufficient common shares authorized to meet the conversions requested and the Board is seeking to register sufficient common stock to take advantage of a $10 million equity line of credit and additional authorized shares of common stock would be needed to take advantage of that financing.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional comments or questions please let me know, I will plan on filing the definitive 14C statement tomorrow, incorporating the language as set forth above unless I hear from you otherwise.

Sincerely,

/s/ Richard Surber
Richard Surber, President